

June 18, 2012

Via E-mail
Kenneth Klipper
Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199

> **Re:**   **The First Marblehead Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2011**
> **Filed September 8, 2011**
> **Form 10-Q for the Quarter ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-31825**

Dear Mr. Klipper:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief